FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Notice of change of Subsidiary

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 1, 2008

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2008

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Director
Executive Vice President
Chief Financial Officer

October 1, 2008

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Notice of change of Subsidiary

Mitsui & Co., Ltd. (“Mitsui”) announced today that TELEPARK Corporation (“Telepark”) has merged with MS Communications Co., Ltd., and has renamed the T-Gaia Corporation (“T-Gaia”).

Through this merger, the ratio of Mitsui’s voting shares of T-Gaia decreases from 41.9% to 22.8%, and Mitsui became one of the three largest shareholders of T-Gaia, as well as Sumitomo Corporation and Mitsubishi Corporation. And the status of T-Gaia has changed from Mitsui’s subsidiary to associated company.

The financial impact related to this merger on Mitsui’s consolidated net income will be reflected in the result of the third quarter.

Outline of T-Gaia Corporation (As of October 1, 2008):

(1) Corporate name	T-Gaia Corporation

(2) Address of head office	1-4-27, Koraku, Bunkyo-ku, Tokyo

(3) Capital	¥ 3,097 million

(4) Principal shareholders	Mitsui & Co., Ltd. / Sumitomo Corporation / Mitsubishi Corporation

(5) Representative	Shigenori Miyazaki, President & CEO

(6) Business

•        Sales of mobile phones and the related business

•        Brokering of telecommunication services including “Myline” and broadband access

•        Distribution of content over mobile phone networks, Account settlement business, other new businesses

(7) Number of employees	3,130 (As of August 31, 2008)

(8) Major Banks	Sumitomo Mitsui Banking Corporation / The Chuo Mitsui Trust and Banking Company, Limited / Mizuho Corporate Bank, Ltd. / The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Related release:

•	Notice of Merger of Subsidiary

News Releases | Notice of Merger of Subsidiary - MITSUI & CO., LTD.

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7566

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.